UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: September 6, 2011

By:	/s/ Jeffrey David McGhie
Name:	Jeffrey David McGhie
Title:	General Counsel

VIMPELCOM ANNOUNCES PAYMENT OF AN INTERIM DIVIDEND

Amsterdam and New York (September 6, 2011) – VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP), a leading international provider of telecommunications services, announces that its Supervisory Board declared the payment of an interim dividend of US$0.45 per American depositary share (“ADS”) in relation to its 2011 results. Each ADS represents one common share. The total interim dividend payment will be approximately US$733 million.

The record date for the Company’s shareholders entitled to receive the interim dividend has been set for December 1, 2011. The ex-dividend date is November 29, 2011. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s ADS depositary, The Bank of New York Mellon. The dividend will be paid by the Company before December 31, 2011.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 868 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2011 VimpelCom had pro forma 186 million mobile subscribers. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: www.vimpelcom.com

For more information, please contact:

Questions regarding Investor Relations:

Gerbrand Nijman

VimpelCom

Tel: +31 (0)20 79 77 200 (Amsterdam)

Investor_Relations@vimpelcom.com

Questions regarding Media and Public Relations:

Elena Prokhorova

VimpelCom

+7(495) 725-0708 (Moscow)

pr@vimpelcom.com